Snipp Receives a US$1.2MM Order From a Leading Global CPG Company

TORONTO, Sept. 20, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a US$1.2MM program order with a leading CPG company (the ‘Customer’). The Customer, a longstanding Snipp client, is an American multinational food-manufacturing company and a member of the Fortune 500, ranking in the upper half of the largest corporations in the U.S. Their products can be found in more than 90 percent of all U.S. homes.

The Customer had signed the original Master Services Agreement in 2015 that established Snipp as the corporation’s receipt technology supplier. Under the agreement, Snipp provided the Customer with the SnippCheck market leading receipt processing solution for use in their loyalty program, one of the largest brand loyalty programs in the country. With SnippCheck, consumers can take photos of their receipts showing qualifying brand purchases and have their points automatically credited into their loyalty account. As an alternate to their code-on-pack redemption mechanism, Snipp’s receipt processing solution drastically mitigated the time, inconvenience and operating costs of the previous engagement model.

Based on the success of the program and the efficiency of the Snipp solution, the Customer has extended the program for another 2 years on the Snipp platform. This extension will represent billings of a minimum of US$1.2MM with the potential of billings capped at $2MM in any given year based on a variable component of the program.

“We are especially pleased to have expanded our relationship with this global CPG giant and to see our solutions adding value to their ongoing loyalty program,” said Atul Sabharwal, Chief Executive Officer at Snipp. “We’re excited by the proven scalability of our SnippCheck receipt processing solution not just for the volume of receipts processed, but also for the consumer intelligence our platform has demonstrated, which enables our clients to better understand their customers based on the purchase data we capture. We are continuing to build on our expertise to develop even more sophisticated solutions centered around machine learning and artificial intelligence, as evidenced by our recent acquisition of Ziploop Inc. In coming months, we look forward to sharing a number of exciting initiatives that will include new technology and enhancements to our platform, giving us strong momentum into 2019 as the clear leader in our space.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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